National Securities Corporation

410 Park Avenue, 14th Floor

New York, NY 10022

July 29, 2015

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Aqua Metals, Inc.
Registration Statement on Form S-1
File No. 333- 204826

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-1 of Aqua Metals, Inc. (the “Company”), the undersigned hereby joins the request of the Company that the effectiveness of said Registration Statement be accelerated to 4:30 p.m. Eastern time on July 30, 2015, or as soon thereafter as practicable.

Very truly yours,

NATIONAL SECURITIES CORPORATION

By:	/s/ Jonathan C. Rich
Name: Jonathan C. Rich
Title: EVP – Head of Investment Banking